Jatin Dalal Chief Financial Officer Wipro Limited Performance for the Quarter & Year ended March 31, 2020 Exhibit 99.2

*The YoY growth rates have been adjusted for the impact of divestments. The walk for the same is provided in the end 1. QoQ & YoY* growth on Constant Currency basis is 0.4% & 2.6% 2. Reported YoY growth after adjustment of divestments is 0.4% IT Services $ Revenue Mn 1. YoY* growth on Constant Currency basis is 3.9% 2. Reported YoY growth after adjustment of divestments is 2.5% Q4’20 FY’19 to FY’20 Revenue growth – QoQ/ YoY

Gross Revenue in INR Mn Q4’20 FY’19 to FY’20 Revenue growth – QoQ/ YoY

IT Services Operating Margin Q4’20 FY’19 to FY’20 Operating Margin – QoQ/ YoY

Operating Profit (Wipro Ltd.) in INR Mn Q4’20 FY’19 to FY’20 Operating Profit – QoQ/ YoY

Net Income – QoQ/ YoY Note: The Effective Tax Rate for Q4’20 was 20.9% vs 20.0% in Q3’20 and 22.1% in Q4’19. For FY’20, ETR was 20.2% vs 21.9% in FY’19 Net Income in INR Mn Q4’20 FY’19 to FY’20

Earnings per share – QoQ/ YoY Earnings per share in INR Q4’20 FY’19 to FY’20

Cash Flow Metrics- QoQ/ YoY Operating Cash flow in INR Mn Operating Cash Flow is at 60.5% of Net Income Operating Cash Flow is at 103.5% of Net Income Q4’20 FY’19 to FY’20

Cash Flow Metrics – QoQ/ YoY Free Cash flow in INR Mn* * Note on the Non-GAAP measures walk has been provided in the annexure Free Cash Flow is at 80.7% of Net Income Free Cash Flow is at 37.3% of Net Income Q4’20 FY’19 to FY’20

Other highlights EPS grew double digit by 11.2% YoY for the year Added 5 accounts to the >$100mn+ bucket YoY Voluntary Attrition on LTM basis has reduced to 14.7% FPP mix at 63.2% for Q4’20 Offshore mix is at 48.2% for Q4’20 Digital is now at 41.2% of our revenue in Q4’20

Outlook for quarter ending June 30, 2020 Due to the uncertainty around the course of the COVID-19 pandemic, we do not have visibility into the extent to which it will disrupt our operations, and we have decided to not provide revenue guidance for the quarter ending June 30, 2020. We anticipate that we will resume providing revenue guidance when we have increased certainty of both demand and supply side factors.

Thank You

Reconciliation of selected GAAP measures to Non-GAAP measures Reconciliation of gross cash as of March 31, 2020 Reconciliation of free cash flow for three months and year ended March 31, 2020

Reconciliation of selected GAAP measures to Non-GAAP measures Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN): Three Months ended March 31, 2020 IT Services Revenue as per IFRS $2,073.7 Effect of Foreign currency exchange movement $ 30.5 Non-GAAP Constant Currency IT Services Revenue based on $2,104.2 previous quarter exchange rates Three Months ended March 31, 2020 IT Services Revenue as per IFRS $2,073.7 Effect of Foreign currency exchange movement $ 46.9 Non-GAAP Constant Currency IT Services Revenue based on $2,120.6 exchange rates of comparable period in previous year Year ended March 31, 2020 IT Services Revenue as per IFRS $8256.2 Effect of Foreign currency exchange movement $ 114.0 Non-GAAP Constant Currency IT Services Revenue based on $8370.2 exchange rates of comparable period in previous year

Reconciliation of selected GAAP measures to Non-GAAP measures Reconciliation of Non-GAAP Adjusted IT Services Revenue to IT Services Revenue as per IFRS ($MN) Three Months ended March 31, 2019 IT Services Revenue as per IFRS $2,075.5 Effect of divestments $ (9.3) Adjusted IT Services Revenue $2,066.2 Year ended March 31, 2019 IT Services Revenue as per IFRS $8,120.3 Effect of divestments $ (63.3) Adjusted IT Services Revenue $8,057.1